Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	Jul. 3,	Jun. 27,	Jul. 3,	Jun. 27,
(Thousands, except per share amounts)	2015	2014	2015	2014
Basic:
Average shares outstanding	20,153	20,642	20,149	20,625
Net Income	$8,878	$9,974	$18,507	$17,305
Per share amount	$0.44	$0.48	$0.92	$0.84

Diluted:
Average shares outstanding	20,153	20,642	20,149	20,625
Dilutive stock securities based on the treasury stock method using average market price	308	359	305	358
Total	20,461	21,001	20,454	20,983
Net Income	$8,878	$9,974	$18,507	$17,305
Per share amount	$0.43	$0.47	$0.90	$0.82

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 478,000 for the quarter ended July 3, 2015 and 409,000 for the quarter ended June 27, 2014 and 428,000 for the first half ended July 3, 2015 and 562,000 for the first half ended June 27, 2014 were excluded from the dilution calculation as their effect would have been anti-dilutive.